SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File number 1-9751
CHAMPION ENTERPRISES, INC.
SAVINGS PLAN
(Full title of the plan)
CHAMPION ENTERPRISES, INC.
2701 Cambridge Court, Suite 300
Auburn Hills, Michigan 48326
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Benefits Administration Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

CHAMPION ENTERPRISES, INC. SAVINGS PLAN
/s/ RICHARD P. HEVELHORST
Richard P. Hevelhorst
Member, Employee Benefits Administration Committee

Date: June 22, 2007

Champion Enterprises, Inc. Savings Plan
Index to Financial Statements and Schedule
December 31, 2006 and 2005

Page
Number
Financial Statements

Report of Independent Auditors	2

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	4

Notes to Financial Statements	5 - 8

Schedule*
Schedule I — Schedule of Assets Held at End of Year as of December 31, 2006 — Form 5500, Schedule H, Part IV, line 4i	9

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Employee Benefits Administration Committee
Champion Enterprises, Inc. Savings Plan
We have audited the accompanying statement of net assets available for benefits of Champion Enterprises, Inc. Savings Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
June 19, 2007

Champion Enterprises, Inc. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2006	2005
	(In thousands)
Assets:
Participant-directed investments, at fair value
Champion Enterprises, Inc. Common Stock	$6,791	$9,622
Fidelity Magellan Fund	19,589	19,453
Fidelity Managed Income Portfolio	15,532	15,988
Fidelity Contrafund	13,496	12,200
Fidelity Equity-Income Fund	13,355	11,292
Fidelity Retirement Government Money Market Portfolio	11,578	11,133
Fidelity Capital Appreciation Fund	8,710	8,066
Fidelity Intermediate Bond Fund	6,978	6,846
Fidelity Puritan Fund	5,336	4,732
Fidelity Diversified International Fund	5,257	4,112
Fidelity Low-Priced Stock Fund	4,603	4,156
Julius Baer International Equity I	1,972	447
Fidelity Freedom 2020 Fund	1,842	1,365
Fidelity Asset Manager	1,834	1,783
Fidelity Freedom 2030 Fund	976	681
Calamos Growth A Fund	942	842
Fidelity Freedom 2015 Fund	938	725
Fidelity Freedom 2010 Fund	895	659
Fidelity Freedom 2040 Fund	890	381
Fidelity Freedom 2035 Fund	721	344
American Beacon Small Cap Value Plan	645	327
Managers Special Equity Fund	385	161
Fidelity Aggressive Growth Fund	359	428
Fidelity Freedom 2025 Fund	325	193
Fidelity Freedom Income Fund	145	85
Fidelity Freedom 2005 Fund	89	161
Fidelity Freedom 2000 Fund	36	32
Other	1	—
Loans to participants	4,885	4,696

Total investments, at fair value	129,105	120,910

Receivables:
Participants’ contributions	120	144
Employer’s contributions	50	60
Loan repayments and interest	—	43
Proceeds from unsettled trade	33	—

Total receivables	203	247

Total assets	129,308	121,157

Liabilities:
Amounts to be refunded to participants (Note 4)	232	77

Net assets available for benefits	129,076	121,080

Adjustment from fair value to contract value for fully-benefit responsive investment contracts (Notes 1 and 2)	156	181

Net assets available for benefits, at fair value	$129,232	$121,261

The accompanying notes are an integral part of these financial statements

Champion Enterprises, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits

For the
Year Ended
December 31,
2006
(In thousands)
Additions:
Additions to net assets attributed to:
Contributions:
Participants’	$8,113
Employer’s	3,269
Rollover	953

Total contributions	12,335

Investment income:
Dividends and interest	11,412
Net appreciation (depreciation) in fair value of investments:
Champion Enterprises, Inc. common stock	(2,686)
Mutual funds	1

Net depreciation in fair value of investments:	(2,685)

Net investment income	8,727

Total additions	21,062

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	12,784
Amounts to be refunded to participants (Note 4)	232
Administrative and other expenses	75

Total deductions	13,091

Net increase	7,971

Net assets available for benefits:
Beginning of year	121,261

End of year	$129,232

The accompanying notes are an integral part of these financial statements

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 1 — Significant Accounting Policies
The accompanying financial statements of the Champion Enterprises, Inc. Savings Plan (the “Plan”) have been prepared on the accrual basis of accounting. Investment transactions are recorded at cost on the trade date basis. Income is recorded as earned. Expenses are recorded when incurred. Benefit payments are recorded when paid. Participants’ contributions are recorded in the period during which the amounts are withheld from participants’ earnings. Employer’s contributions are recorded in the same period as the related participants’ contributions.
The Plan’s investments, other than loans to participants, are stated at fair value, except for its stable value common collective trust fund investment, which is stated at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The fair value of the remaining common collective trust funds is based on the quoted market values of the underlying investments.
Fair values are determined by Fidelity Management Trust Company, the trustee of the Plan (the “Trustee”), and are based on quoted market prices. Loans to participants are stated at their outstanding balances, which approximates fair value. Net appreciation or depreciation in the fair value of investments as presented in the Statement of Changes in Net Assets Available for Benefits represents the net amount of realized gains or losses and unrealized appreciation or depreciation on those investments.
The Plan provides for various investment options in mutual funds and other types of investments. The Plan’s investments are exposed to various risks, including interest rate, inflation, national and international economies, market and credit risks. These risks could result, in the near term, in material changes to the values of the Plan’s investments and participants’ account balances.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.
Note 2 — Change in Presentation
In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”). This FSP requires investments in benefit-responsive investment contracts be presented at both fair value and contract value on the statement of net assets. The result of the Plan’s adoption of the FSP in the year ended December 31, 2006, was to decrease investments at fair value and to increase the

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 2 — Change in Presentation, continued
adjustment from fair value to contract value by $156,000 and $181,000 as of December 31, 2006 and 2005, respectively. There was no impact on total net assets available for benefits as of December 31, 2005, as previously reported.
Note 3 — Plan Description
The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
The Plan is a defined contribution plan that was initially approved by the shareholders of Champion Enterprises, Inc. (the “Company” or “Plan Sponsor”) on July 11, 1984 and became effective as of February 26, 1983. The Plan is administered by the Employee Benefits Administration Committee (the “Committee”), whose members are appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
All non-union hourly and salaried employees of the Company and its participating U.S. subsidiaries are eligible to participate in the Plan at the beginning of the month following the completion of three months of service. Union employees are eligible to participate in the Plan at the beginning of the month following the completion of one year of service.
Participating employees may make contributions on a deferred salary arrangement (pretax contributions), under Section 401(k) of the Internal Revenue Code (the “IRC”), in an amount ranging from 1% to 17% of compensation. However, the IRC places annual limits on employee contributions to the Plan; the 2006 limit was $15,000 per participant. Participants may also make rollover contributions from conduit Individual Retirement Accounts or other tax-qualified retirement plans. Additionally, participants age 50 or older may make annual pretax catch-up contributions up to the annual limit established by the IRC; the 2006 limit was $5,000 per qualifying employee.
The Company and its participating subsidiaries make matching contributions that currently are equal to 50% of participant contributions, up to the first 6% of compensation contributed, and are invested in the funds selected by the participants. Rollover contributions and catch-up contributions are not subject to matching contributions.
All participant contributions and earnings thereon are 100% vested and nonforfeitable. All matching contributions plus earnings thereon are 100% vested and nonforfeitable once the participant has completed one year of service. Participants may change or discontinue the amount of their contributions at various times throughout the year as specified in the Plan document. Participants may change their investment selections at any time.
Under the terms of the Plan, a participant may borrow up to 50% of his or her account balance with loan amounts and maturities ranging from $1,000 to $50,000 and six months to five years, respectively. Loans are generally repaid through periodic payroll withholdings, are secured by the participant’s account

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 3 — Plan Description, continued
balance and bear interest at rates based on the general prime rate plus 2% as of the first business day of the month in which the participant applies for the loan. If a participant fails to make a scheduled repayment, the loan will be considered in default after a certain period of time as specified in the Plan document and the participant will be deemed to have received a taxable distribution from the Plan.
While employed by the Company, participants may withdraw all or a portion of their savings from the Plan upon attaining age 59 1/2. Prior to age 59 1/2, participants may withdraw pretax contributions under certain circumstances, such as financial hardship, subject to limitations set by the IRC and as specified in the Plan document.
Upon termination of employment, whether due to retirement, death, disability or any other cause, participants or beneficiaries may have their accounts distributed. Participants with account balances in excess of $5,000 may defer the distribution of their accounts until age 65.
Expenses of administering the Plan, including the expenses of the Committee and the fees and expenses of the Trustee, are generally borne by the Company (see Note 5). However, brokerage and loan fees, transfer or other taxes, and certain other administrative expenses are charged against the respective fund and participant accounts and are included in the Statement of Changes in Net Assets Available for Benefits as administrative and other expenses.
Note 4 — Amounts to Be Refunded to Participants
Amounts to be refunded to participants of $232,000 and $77,000 as of December 31, 2006 and 2005, respectively, represent contributions made to the Plan during 2006 and 2005, respectively, that were in excess of limits established by the IRC, and include investment gains or losses thereon. These amounts were refunded to the affected participants as 2006 and 2005 taxable distributions in March 2007 and March 2006, respectively. In addition, approximately $119,000 of 2006 employer matching contributions related to participants’ contributions that were in excess of IRC limits, and which include gains or losses thereon, were forfeited from the participants’ accounts in 2007 but remain in the Plan to reduce future employer matching contributions.
Note 5 — Party-in-Interest Transactions
Various administrative expenses of the Plan are borne by the Plan Sponsor. Such amounts were not material for the year ended December 31, 2006. In addition, the Plan invests in funds managed by affiliates of the Trustee and allows for investment in shares of the Company’s common stock. These transactions with the Trustee of the Plan and the Plan Sponsor qualify as party-in-interest transactions.

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 6 — Tax Status of the Plan
The Internal Revenue Service has determined and informed the Company, most recently, by letter dated October 1, 2001, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor believes that the Plan is designed and operated in compliance with the applicable requirements of the IRC.
The Plan is not subject to income tax under present federal tax law. Participants are not taxed, either on Company contributions to the Plan or on the earnings thereon, including appreciation, allocated to their accounts until actual distribution of such accounts. At that time, the participant is generally taxed on the total amount of the distribution.
Note 7 — Plan Termination
Although the Company has not expressed any intent to do so, the Plan may be terminated, in whole or in part, at any time, but only upon the condition that such action precludes any part of the assets of the Plan from being used for or diverted to purposes other than for the exclusive benefit of the participants and their beneficiaries and for the payment of expenses of the Plan. Upon termination or partial termination of the Plan or upon the complete discontinuance of contributions under the Plan, employer matching contributions shall become 100% vested and the assets of the Plan shall be distributed to the participants and their beneficiaries at such time and in such nondiscriminatory manner as determined by the Committee.
Note 8 — Subsequent Events
During April 2007, the 401(k) plan of Highland Manufacturing Company, a wholly-owned subsidiary of the Company that was acquired by the Company during 2006, was merged into the Plan, resulting in the addition of investments totaling approximately $650,000.
During March and April of 2007, the Plan received rollovers of investments and loans totaling approximately $1.3 million from participants in the 401(k) plan of North American Housing Corp., a company whose assets and business were acquired by the Company during 2006.
Note 9 — Reconciliation to Form 5500
The net assets available for plan benefits at December 31, 2006, and the change in net assets available for plan benefits for the year ended December 31, 2006, reported on the financial statements differ from the amounts reported on the Form 5500 due to a stable value common collective trust fund being recorded at contract value on the financial statements and at fair value on the Form 5500. The net assets on the financial statements were higher than the amount reported on Form 5500 at December 31, 2006 by $156,000. Additionally, the investment income on the financial statements for the year ended December 31, 2006 is higher than the amount reported on Form 5500 by $156,000, which is the cumulative difference at December 31, 2006, between contract value and fair value for this fund.

Champion Enterprises, Inc. Savings Plan
Schedule I-Schedule of Assets Held at End of Year
Form 5500, Schedule H, Part IV, line 4i
December 31, 2006

Party-in-	Identity of issue, borrower,			Current value
interest	lessor or similar party	Description of investment	Cost	(in thousands)
*	Fidelity Investments	Fidelity Magellan Fund	**	$19,589
*	Fidelity Investments	Fidelity Managed Income Portfolio	**	15,532
*	Fidelity Investments	Fidelity Contrafund	**	13,496
*	Fidelity Investments	Fidelity Equity-Income Fund	**	13,355
*	Fidelity Investments	Fidelity Retirement Government Money Market Portfolio	**	11,578
*	Fidelity Investments	Fidelity Capital Appreciation Fund	**	8,710
*	Fidelity Investments	Fidelity Intermediate Bond Fund	**	6,978
*	Champion Enterprises, Inc.	Champion Enterprises, Inc. Common Stock	**	6,791
*	Fidelity Investments	Fidelity Puritan Fund	**	5,336
*	Fidelity Investments	Fidelity Diversified International Fund	**	5,257
	Plan participants	Loans to participants, interest rates ranging from 4.50% to 11.50%		4,885
*	Fidelity Investments	Fidelity Low-Priced Stock Fund	**	4,603
	Julius Baer	Julius Baer International Equity I	**	1,972
*	Fidelity Investments	Fidelity Freedom 2020 Fund	**	1,842
*	Fidelity Investments	Fidelity Asset Manager	**	1,834
*	Fidelity Investments	Fidelity Freedom 2030 Fund	**	976
	Calamos	Calamos Growth A Fund	**	942
*	Fidelity Investments	Fidelity Freedom 2015 Fund	**	938
*	Fidelity Investments	Fidelity Freedom 2010 Fund	**	895
*	Fidelity Investments	Fidelity Freedom 2040 Fund	**	890
*	Fidelity Investments	Fidelity Freedom 2035 Fund	**	721
	American Beacon	American Beacon Small Cap Value Plan	**	645
	Managers Investment Group	Managers Special Equity Fund	**	385
*	Fidelity Investments	Fidelity Aggressive Growth Fund	**	359
*	Fidelity Investments	Fidelity Freedom 2025 Fund	**	325
*	Fidelity Investments	Fidelity Freedom Income Fund	**	145
*	Fidelity Investments	Fidelity Freedom 2005 Fund	**	89
*	Fidelity Investments	Fidelity Freedom 2000 Fund	**	36
		Other	**	1

		Total investments		$129,105

*	Party is considered to be a party-in-interest to the Plan.

**	Cost information not required.

Exhibit Index

Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC